MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

May 22, 2015

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust

1933 Act Registration No. 333-102228

1940 Act Registration No. 811-21265

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on April 29, 2015 regarding post-effective amendment no. 250 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 252 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust (the “Trust”), and which is being made to reflect changes to the name, underlying index, investment objective and principal investment strategies of certain series of the Trust (each, a “Fund” and, collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 252, filed on March 13, 2015.

Pursuant to your request, all missing data and information from the March 13th filing will be incorporated into the next post-effective amendment. In addition, we understand that comments that you have provided with respect to one Fund apply to similar disclosure for all other Funds, and revised disclosure set forth below will be reflected for all Funds, as appropriate.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 252.

Prospectus

1. Comment:	Page 1: Please clarify that, under the excess expense agreement discussed in the footnote to the Fund’s fee table, the expenses borne by the adviser subject to

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

May 22, 2015

recapture by the adviser may not occur if it would result in the Fund exceeding the expense cap in effect at the time the fees were waived.

Response:

The footnote to each Fund’s fee table expressly states the expense cap and the date s the excess expense agreement terminates, all pursuant to Instruction 3(e) of Item 3 of Form N-1A. In addition, the footnote explains any potential amounts that may be subject to recapture. Including additional disclosure as requested by the staff may introduce unnecessary confusion in the footnote, as shareholders may not understand that some Fund expenses were capped at differing amounts in previous years, prior to a lowering of the cap. Nevertheless, to eliminate any doubt about the fact that the amount of expenses recaptured may not exceed the expense cap currently in place, we have added additional disclosure to the statutory prospectus in the subsection describing the terms of the excess expense agreement between the Trust and the adviser. That section reads as follows:

The offering costs excluded from the Expense Cap for each Fund, as applicable, are: (a) initial legal fees pertaining to each Fund’s Shares offered for sale; (b) initial SEC and state registration fees; and (c) initial fees paid to be listed on an exchange. The Expense Agreement provides that for each Fund, the expenses borne by the Adviser are subject to recapture by the Adviser for up to three years from the date that the Adviser bore the expense, but no recapture payment will be made by a Fund if it would result in the Fund exceeding its Expense Cap (as in effect at the time of recoupment for any Fund that has changed its Expense Cap in the past three years).

2. Comment:	Page 3: Please state whether the Funds will concentrate investments in terms of the concentration limit applicable to open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A (more than 25% of the value of net assets) rather than the concentration limit from the instruction to Item 8.2(b) of Form N-2 for closed-end funds (25% or more of total assets).

Response:

The Trust and the adviser are considering the staff’s suggested change to each Fund’s concentration policy to adhere more closely to the definition of concentration in Form N-1A, as well as the staff’s position that a shareholder vote is not required to make such a policy change (as, in the staff’s view, it does not constitute a “deviation” under Section 13(a)(3) of the 1940 Act).

We note that the staff and the Commission have been inconsistent in their characterization of the test for concentration. In prior versions of Form N-1A and in Form N-2, concentration policy was defined as 25% or more of the value of a registrant’s total assets, which comports with the existing policies of these Funds. Given the changing definition of concentration policy over time in subsequent amendments to Form N-1A (including during periods when some of the Funds were initially created), the Funds’ adviser, in order to fully address the staff’s comment, will continue to consider this issue. In addition, the Funds note the desirability of maintaining, to the extent possible, similar concentration

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

May 22, 2015

policies across the Trust’s various series, and desire to review the concentration policy for each series in the Trust in totality.

Additionally, as previously discussed with the staff, to the extent further action in this area is warranted, the adviser and the Funds believe it appropriate to review the proposed policy change with, and seek approval for the change from, the Trust’s Board of Trustees. As a consequence, after considering the staff’s suggested revision, the Funds respectfully decline to amend the concentration policy at this time. However, the Funds hereby confirm they will continue to consider this issue and, to the extent applicable, to reflect the staff’s requested changes in a subsequent post-effective amendment to the Trust’s registration statement following further review and discussion of the matter with the Trust’s Board of Trustees.

3. Comment:

Page 4: As they are index funds, the Funds must have language in their registration statement disclosing:

(a)    each Fund’s expected correlation;

(b)    whether the Funds use statistical sampling or replication;

(c)    the risk that the Funds may not track their underlying index perfectly;

(d)    whether the Funds will use derivatives to track their indexes; and

(e)    that the Funds may not take temporary defensive positions.

Response:

We note the following in response to the Staff’s comments:

(a)    The Funds’ prospectus already includes disclosure that the Adviser seeks correlation over time of 0.95% or better between each Fund’s performance and the performance of its Underlying Index.

(b)    Each Fund will use a full replication strategy to track its Underlying Index. Therefore, in response to the staff’s request, each Fund has included the following disclosure in the subsection “Principal Investment Strategies”:

The Fund invests in all of the component securities of the Underlying Index in proportion to their weightings in the Underlying Index.

(c)    The Funds’ prospectus already includes the subheading “Principal Risks of Investing in the Fund—Non-Correlation Risk,” which describes the risk that each Fund’s returns may not correlate with its underlying index. Such disclosure is as follows:

Non-Correlation Risk. The Fund’s return may not match the return of the Underlying Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Underlying Index, and incurs costs in buying and selling securities, especially when rebalancing the Fund’s securities holdings to reflect changes in the composition of the Underlying Index. In addition, the performance of the Fund and the

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

May 22, 2015

Underlying Index may vary due to asset valuation differences and differences between the Fund’s portfolio and the Underlying Index resulting from legal restrictions, costs or liquidity constraints.

(d)    The Fund hereby confirms that it will not use derivatives to track its Underlying Index. Disclosure of a negative is not required under Rule 404(c) under the Securities Act of 1933.

(e)    The Funds’ prospectus already includes disclosure that each Fund will not take temporary defensive positions. Such disclosure, located in the section “Principal Investment Strategies,” is as follows:

Because each Fund uses an “indexing” approach to try to achieve its investment objective, each Fund will not take temporary defensive positions during periods of adverse market, economic or other conditions.

4. Comment:	Page 4: Please disclose that investors will incur two levels of fund expenses when the Fund invests in REITs.

Response:	We hereby confirm that, with the change in the methodology of each Fund’s underlying index, no Fund will invest in REITs. Should the Funds invest in REITs, the Funds confirm that the Fund will consider adopting the staff’s comment in an amendment to the registration statement for the Funds.

5. Comment:	Page 5: The information under the bar chart in the “Performance” section disclosing the total returns for the most recent quarter is not required because the Funds use the calendar year for their fiscal year.

Response:	The Funds use April 30 as their fiscal year end. As the Fund’s fiscal year end is other than the calendar year, its performance information for the most recent calendar quarter is required by Item 4(b)(2)(ii) of Form N-1A,. Therefore, each Fund intends to include such information immediately below its bar chart.

Statement of Additional Information

6. Comment:	Page 3: Confirm whether the Funds’ borrowings will be subject to the limit on borrowing under Section 18(f).

Response:	We confirm that each Fund will be subject to the limits on borrowings set forth in Section 18(f), and that at no time will the amounts of such loans or borrowings exceed the 300% asset coverage in contravention of the requirement of Section 18(f)(1). Each Fund is aware of the percentage borrowing limitations imposed by both Section 18(f)(1) and Section 18(g) and will limit its borrowing activities, if any, accordingly.

7. Comment:	Page 9: Disclose in the summary prospectus the fact that the tax consequences of distributions to the Fund from investments in REITs will be ordinary income.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

May 22, 2015

Response:	We confirm that, with the change in the methodology of each Fund’s underlying index, the Funds will not invest in REITs. Although each Fund may invest some portion of the remaining 10% of its assets in REITs, no Fund expects to do so in an amount that would necessitate disclosure in the Fund’s summary prospectus.

8. Comment:	Page 9: Under the subsection “Investment Strategies and Risks—Investment Strategies—Borrowings,” mention the 300% limit implied by the reference to the Fund’s ability to borrow for “other lawful purposes.”

Response:	We note that the disclosure currently includes a direct reference to the 300% limit of Section 18 of the 1940 Act, as it states that “each Fund may borrow money … up to the limits set forth in the section ‘Investment Restrictions’…”. That section states that each Fund may not borrow money, except that the Fund “may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its assets and (ii) make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings)” (emphasis added). As such, the SAI already includes specific mention of the 300% asset coverage test.

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We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.
Adam Henkel, Esq.
Eric Purple, Esq.

PowerShares Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

May 22, 2015

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust

1933 Act Registration No. 333-102228

1940 Act Registration No. 811-21265

On behalf of PowerShares Exchange-Traded Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary